Filed by Knightsbridge Shipping Limited
Commission File No. 000-29106
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Limited

The following is a PowerPoint presentation delivered by Golden Ocean Group Limited on November 6, 2014.

 BNP Paribas 3rd Annual Convertible Bonds conference 2014  Birgitte Ringstad Vartdal, CFO Golden Ocean Management AS

 The statements contained in this presentation that are not purely historical are forward-looking statements. The forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future of Golden Ocean Group Limited (“Golden Ocean”), Knightsbridge Shipping Ltd. (“Knightsbridge”) and the shipping market in general. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “forecast”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: the shipping markets, sources of and demand for drybulk and other shipping cargo, and the performance of the shipping markets and the Chinese and global economy. The forward-looking statements contained in this presentation are based on the current expectations and beliefs of Golden Ocean concerning future developments and their potential effects on Golden Ocean, Knightsbridge, the shipping markets and factors affecting supply and demand for drybulk and other shipping cargo, including, among other things, the expected merger between Golden Ocean and Knightsbridge. All statements and information in this presentation relating to the merger and the resulting combined company are based on the anticipated effectuation of the merger, which is subject to certain conditions precedent. There can be no assurance that future developments affecting any of them will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Golden Ocean’s or Knightsbridge’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of Golden Ocean’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Neither Golden Ocean nor Knightsbridge undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Certain shipping, steel, Chinese and global industry information, statistics and charts contained herein have been derived from several sources, including RS Platou Economic Research and others. You are hereby advised that such industry data, charts and statistics have not been prepared specifically for inclusion in these materials and Golden Ocean has not undertaken any independent investigation to confirm the accuracy or completeness of such information. Important Information For Investors And ShareholdersThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Golden Ocean Group Limited (“Golden Ocean”) and Knightsbridge Shipping Limited (“Knightsbridge”), Knightsbridge will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge’s website at http://www.knightsbridgeshipping.com. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.  *

 Agenda  Introduction to Golden OceanProposed merger between Knightsbridge Shipping Ltd and Golden Ocean Group Limited Financial and fleet informationDry bulk supply and demandQ&A  *

 IntroductionProposed merger Financial and fleet information  *

 Golden Ocean Group Limited   Number of vessels 7 Capesize (+1 in JV)9 Kamsarmax vessels (incl 1 lease) 10 Ice class panamax vessels1 Panamax on lease and 3 on long term TC8 Supramax newbuilding contracts and one 5 yr TC starting in 2015Market Cap 530 MUSD at current share price of NOK 8,15 (close 03/11/14)Hemen Holding Ltd controls 41% Offices in Oslo and Singapore21 employees onshore approx 600 seafarerers at any time

 Proposed merger with Knightsbridge Shipping Limited  Announced the proposed merger with Knighstbridge Shipping Limited («Knightsbridge») on October 7, 2014 Knightsbridge will issue 61.5 million shares to shareholders in Golden Ocean, each share of Golden Ocean will have the right to receive 0.13749 shares in Knightsbridge Transaction is subject to certain closing conditions, including shareholder approval by the shareholders of each company at separate special general meetingsKnightsbridge shares are listed on NASDAQ The combined company will continue to be listed on NASDAQ, and also will apply for a secondary listing in Oslo  The Company’s vision is to create a company with a unique fleet and strong balance sheet and build one of the world's leading dry bulk shipping companies

 Effect on Golden Ocean 3,07% CB 2014/2019  The bond agreement will be amended for the mergerAn addendum will be entered into with Nordic Trustee to regulate the changes in the bond agreement After the merger, bonds that are converted are converted into shares of the combined companyThe conversion price will be adjusted with the conversion factorCurrent conversion price is $2.74 for shares of Golden OceanPost merger, the conversion price will be adjusted to: $2.74 / (0.13749) = $19.93 (subject to adjustments if current conversion price changes)Subject to approval of secondary listing, shares of the combined company will be traded on OSE, as for Golden Ocean before the merger and shares for converted bonds will be issued on OSE

Knightsbridge Shipping Limited

GOLDEN OCEAN™

- Number of vessels (as per 30 Sept 14)
  - 11 Capesize vessels
  - 16 Capesize newbuildings
  - 12 Capesize newbuildings will be acquired from Frontline 2012 in March 2015 (against assuming Capex and issuing 31million shares)

- Market Cap 671 MUSD at current share price of USD 8,29 (close 03/11/14)

- Management of the company today is through management agreements
  - Frontline does corporate and technical management, including newbuilding supervision
  - Golden Ocean does commercial and operational management

The merged company will be a pure dry bulk player

- **Pure dry-bulk focus in larger segments**
  - Capesize, Panamax and Supramax segments

- **Asset owner**
  - Modest financial gearing
  - High spot exposure today, level of charter coverage depend on market view

- **Stock listed company (NASDAQ & OSE)**
  - Transparency
  - Utilize capital markets
  - Equal treatment of investors



9

Fleet list of the combined company   On a fully delivered basis, including the Frontline 2012 transaction in March 2015:     Owned and delivered  New-building  BB or TC in  JV   Charter out contracts  Capesize  18  28    1    Kamsarmax  8    1 BB    4 (to 2020)  Iceclass Panamax  10        3 (to 2015/2016/2017)  Panamax      1 BB 2 TC      Supramax    8        Average age of owned vessels on a fully delivered basis in 2016: 3 yearsCarrying capacity on a fully delivered basis in 2016: ~10.2 mdwt

 Balance Sheet  *  MUSD  GOGL Q2 14 (IFRS)  KSL Q2 14 (US GAAP)  Cash, incl restricted cash  133,3  33,1  Owned vessels  833,4  527,9  Leased vessels  126,1  0  Refundable installments   149,5  0  Newbuildings  26,7  99,0  Other  75,0  20,3  Total assets  1 344,0  680,3  Equity  637,1  543,0  Debt  558,2  125  Financial lease obligations  114,4  0  Other liabilities  34,3  12,3  Total liabilities and equity  1 344,0  680,3        Equity ratio   ~ 47%  ~80%

 Golden Ocean has ongoing arbitrations with Jinhaiwan (Chinese yard)   Developments in all nine arbitrations Three final awards obtained, payment receivedSix preliminary awards obtained Pursuing appeal for two awards with the High Court in LondonApplied for leave to appeal to High Court in London for four awards Expect decision within next one to two months whether leave to appeal is granted The Board is confident that the Company has a strong case on all arbitrations  MUSD  Installment  Interest accrued as per awards  Debt  Net cash  Booked PnL in Q2  Book Value end Q2  Received Q2  45,8  10,4  20,4  35,8  3,5    Received Q3  38,65  8,7  11,55  35,8  3,5  47,3  Remaining  90,8  11,5  11,25  91,05  3,5  102,3  Total  175,25  30,6  43,2  162,65  10,5  149,5

 Strategy going forward – for the merged entity   Will aim for low cash break even rates for the fleet Modest financial gearing on the sailing fleet, target 50-55% gearingOPEX in line with historic cost for Golden Ocean 5,500-6,000 $/day Capesize, 5,000-5,500 $/day for Panamax/SupramaxLow SG&A per vessel when managing a large fleetPositioned for further consolidation opportunities Expected to become the largest listed pure dry bulk company, with good potential for future growth opportnuities The Company’s ambition is to be a clear market leader both from a financial and operational perspective   *

 Dry bulk supply and demand  *

 Dry Bulk Market fundamentals   *  Supply, demand and utilization rate - dry bulk ships 10,000 dwt +  Oslo  Source: RS Platou Economic Research

 Dry Bulk trade  *  Oslo  Source: RS Platou Economic ResearchNumbers for 14/15/16 are projected estimates  Seaborne bulk imports by country  Seaborne trade by commodity  2014: +5%2015: + 6.5%2016: + 6.0%

 Dry Bulk fleet trend…  Source: RS Platou Economic ResearchNumbers for 2014/2015/2016 are projected estimates

 Overall market should tighten, but less than previously expected  Source: Pareto Research  We continue to see a firmer market, but see slightly lower utilization on more orders than previously expected Although we have added some vessels with ‘16 deliveries on top of current orderbook, there is always a risk of new orders surfacing

 Q & A  *

 Thank you for your attention !   *

 Back-up slides  *

 Steel industry – the main driver for dry bulk tonnage demand…   *  Oslo  Source: RS Platou Economic Research  Steel consumption vs economic growth  World steel production

 China – steel demand vs GDP  *  Oslo  Source: RS Platou Economic Research  Steel demand vs GDP growth  1996  2013  Historical trends:Steel cons: (p.a. growth)1996-2001 + 8.1%2002-2008 + 17.8%2009-2012 + 9.5%2013-2020 est + 3 - 5 %Est. GDP growth 2013-2020 6 - 7 % p.a.

 Low domestic iron ore prices is reducing domestic production, and imports now account for 70% of the steel balance, up from 65% in 2013.

 Relatively strong growth in steel production, coupled with a record increase in iron ore supply in (primarily) Australia…. -

 … has given an impressive increase in iron ore imports to China in 2014; thus far imports are up 18% as of July, with an annualized level of 925 million tons, above our estimate at the start of the year of 890 million tons.

 Chinese steel exports  Source: RS Platou Economic Research

 China –dry bulk imports - + 8.2 % yoy during first half   Source: RS Platou Economic Research

 Dry bulk fleet profileDry bulk fleet and orderbook according to year of build   Source: Clarksons

 Demolition increase when the market slows  Source: Clarksons

 Contracting slowing year-on-year  Source: Clarksons  Ordering peaked at 1987 orders in 2007Strong 2H131H14 12% less y-o-y  Contracting year-on-year comparison

Important Information for Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4 that will include a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge, and the joint proxy statement/prospectus will be mailed to shareholders of Golden Ocean and Knightsbridge. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.
Forward-Looking Statements
Matters discussed in this presentation may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
Forward-looking statements include, without limitation, statements regarding:
•	The effectuation of the transaction between Knightsbridge and Golden Ocean described above;
•	The delivery to and operation of assets by Knightsbridge;
•	Knightsbridge's and Golden Ocean's future operating or financial results;
•	Future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and
•	Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination of historical operating trends, data contained in records and other data available from third parties. Although Knightsbridge and Golden Ocean believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge and Golden Ocean, Knightsbridge and Golden Ocean cannot assure you that they will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in the views of Knightsbridge and Golden Ocean, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in Knightsbridge's and Golden Ocean's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's and Golden Ocean's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and Knightsbridge and Golden Ocean disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.